EXHIBIT 99.1



                              PRESS RELEASE OF THE
                         REGISTRANT, DATED APRIL 3, 2001

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED ANNOUNCES RESULT OF SHAREHOLDER MEETING

            ATHENS, Greece, April 3

            Anangel-American Shipholdings Limited (Nasdaq: ASIPY), today announced that its shareholders on March 30, 2001 adopted an amendment to the Company's Articles of Association permitting the Company to distribute dividends out of its surplus paid in capital. As a result, the Company reports that it will pay a $3.00 per share cash dividend to its shareholders of record as of April 30, 2001 on May 4, 2001 as follows:

                 [a] $1.23 out of retained earnings, and

                 [b] $1.77 out of surplus paid in capital.

            On the 22nd March, 2001 the Company took delivery of one of the new Panamaxes, the "Anangel Afovos" increasing the fleet to twenty four dry cargo vessels with an aggregate capacity of 2,031,777 DWT, all of which are employed. Three Panamax bulk carriers remain on order with Daewoo Heavy Industries of Korea.